UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):  September 30, 2024

LaneAxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	24R-00905	47-4193932
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

321 West Winnie Lane, Suite 104

Carson City, NV 89703-2154

(Address of principal executive offices) (Zip Code)

(858) 603-9090

(Issuer’s telephone number, including area code)

Common Stock, $0.0001 par value per share
(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers.

Effective as of September 30, 2024 (the “Effective Date”), LaneAxis, Inc. (the “Company”) appointed Charles T. Sellers as the Company’s new Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer and Secretary, and he was elected as a member of the Company’s Board of Directors (the “Board”) and its Chairman, pursuant to the terms of the Settlement Agreement and Release, dated August 31, 2024 (the “Settlement Agreement”), entered into among Mr. Sellers, Rick L. Burnett and the Company. Mr. Sellers fills the positions vacated by Mr. Burnett who resigned from such positions effective as of September 30, 2024, pursuant to the terms of the Settlement Agreement. Mr. Burnett will continue in his new role with the Company as its Founder and Chairman Emeritus.

Charles T. Sellers — Charles T. Sellers, age 64, is as a Certified Public Accountant with over 40 years of practice experience. Since January 2019, Mr. Sellers has been the Managing Partner of Sellers & Company, CPAs (“Sellers & Company”), where he specializes in tax and estate planning for small businesses and high net worth individuals. From 2014 to 2018, Mr. Sellers served as Regional Director of fiduciary tax planning and compliance at Squar Milner (since merged with Baker Tilly). Prior to that, he founded and managed Sellers & Company for over 20 years before merging it into a larger firm. Mr. Sellers holds both a Master of Science degree in Accountancy with a concentration in Taxation and a Bachelor of Science degree in Business Administration from San Diego State University.

Mr. Sellers has not entered into an employment agreement with the Company in connection with his officer appointments. In connection with his appointment and/or continued service in his current Company positions, the Company may provide such compensation to Mr. Sellers in the future as the Board shall determine.

Except for the terms of the Settlement Agreement, there is no arrangement or understanding between Mr. Sellers and any other persons pursuant to which Mr. Sellers was appointed to his positions. There are no family relationships between Mr. Sellers and any of the Company’s officers or directors. Other than as described herein and in the Settlement Agreement, there are no other transactions to which the Company, or any of its subsidiaries, is a party to in which Mr. Sellers has a material interest subject to disclosure under Item 404(a) of Regulation S-K.

For additional information regarding the Settlement Agreement, please see the Company’s Current Report on Form 1-U, as filed with the U.S. Securities and Exchange Commission on September 17, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANEAXIS, INC.

Dated: October 3, 2024	By:	/s/ Charles T. Sellers
	Name:	Charles T. Sellers
	Title:	Chief Executive Officer and Chairman of the Board

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